UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of OCTOBER, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   October 25, 2005                    /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.amera resources.com E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frnakfurt Stock Exchange: OAY

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                         NEWS RELEASE - OCTOBER 25, 2005

      GEOPHYSICS CONFIRMS GOLD TARGETS AT AMERA'S ESPERANZA PROPERTY, PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that results from the Induced Polarization (IP)/resistivity and ground magnetics survey on its Esperanza Gold Project have identified large-scale geophysical targets below known surface mineralization at the Zona Ventana and Zona Afuera anomalies. A total of 23 line kilometres of grid were surveyed, covering both the Zona Ventana and Zona Afuera target areas on the 16,000 hectare project, which is located within the prolific Miocene Gold-Silver Belt of southern Peru. .

Seven gold targets have been identified to date on the Esperanza Project, including the Zona Ventana, an epithermal alteration zone with anomalous gold extending for more than one kilometre along an incised river valley and occurring over a minimum of 150 metres of elevation. In addition to highly anomalous gold, elevated epithermal pathfinder elements occur over the entire length of the zone. Prior to Amera's discovery, no modern exploration had been conducted on the Esperanza project area.

Quantec Geoscience (Peru) S.A.C. completed a total of 23 line kilometers of pole-dipole Induced Polarization (IP)/resistivity and ground magnetics surveying over the Zona Ventana and Zona Afuera targets. Grid lines were oriented east-west and spaced 100m apart. At Zona Ventana twelve 1km lines crossing the anomaly were surveyed, as well as a north-south tie-line. At Zona Afuera three 1.5km lines, a single 1km line, with 100m spacing, and a north-south tie-line were surveyed.

ZONA VENTANA:

Three large-scale geophysical features were defined by the IP/resistivity survey at Zona Ventana: 1) a north to northeast-trending, resistivity low, Anomaly 1, which underlies the western half of the survey grid. Resistivity values within this zone range from 4.6 to 16 ohm-m. The uppermost portion of this anomaly exhibits higher resistivity; 2) a sub-horizontal resistivity high, Anomaly 2, which occurs at shallow depths over the eastern half of the grid. Resistivity values within this zone range from 46 to 200 ohm-m; and 3) a sub-horizontal, chargeability anomaly, Anomaly 3 which underlies Anomaly 2. Chargeability values within this zone range from 8.5 to 21.0 mV/V.

Anomaly 1 correlates with the horizontal trace of the main altered/mineralized zone at Zona Ventana. Detailed mapping has demonstrated that anomalous gold is associated with irregular-shaped zones of silicification within argillically-altered crystal tuffs. Argillic alteration, silicification and gold anomalies have been identified over more than one kilometre along both sides of the north-trending incised river valley. The largest discrete silicified zone identified so far measures approximately 25m in a northwest direction by 50m in a northeast direction and is associated with the highest gold values detected to date. Here silicification occurs as a broad zone of silica flooding that is cored by a central zone of chalcedonic silica stockwork with an overall northeast trend. Given this geological setting, the low resistivity zone is interpreted to result from the strong argillic alteration and high local water table. The anomaly extends to the western limit of the surveyed area, indicating that the argillically-altered domain which hosts zones of silicification extends to the west under cover. The Company considers this signature an important aid in delineating the extent of the auriferous alteration zone both along the northerly trend and peripherally below unaltered cover rocks.


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News Release                                                    October 25, 2005
Amera Resoruces Corporation                                               Page 2



Anomaly 2 is underlain by unaltered ash flow tuffs. The high resistivity characteristic of the eastern half of the surveyed grid likely relates to the presence of this unit. Follow-up prospecting in the area overlying Anomaly 3 failed to identify any concentration of sulphides which would explain the elevated chargeability values detected at depth.

The argillically-altered crystal tuffs, which host the alteration/mineralization at Zona Ventana exhibit a low to moderate magnetic susceptibility. The magnetic data highlights a dominant northerly structural or lithological trend. The alteration zone appears to trend at an acute angle (north-northeast) across grain of the magnetic data.

ZONA AFUERA:

Detailed mapping, coupled with IP/resistivity data suggest mineralized zones at Zona Afuera are localized on the western margin of a rhyolite flow-dome complex. The data shows a flat-lying zone of high-resistivity connected to a sub-vertical high-resistivity domain located immediately east of the eastern surface gold anomaly. This pattern is characteristic of siliceous flow-dome complexes; the sub-vertical domain of high-resistivity representing the feeder-structure or dome. The area of the dome is covered by glacial and post-glacial sands, however, boulders of rhyolite and pumice are widespread at surface in the area. The geophysical confirmation of the interpreted geologic setting of Zona Afuera is encouraging and will assist in focusing future exploration in the area. Siliceous flow-dome complexes with associated anomalous gold, epithermal pathfinders and mineralized hydrothermal breccias are prospective exploration targets for low-sulphidation epithermal deposits.

A field crew recently returned from the Esperanza Project where further rock sampling, hand trenching and soil sampling at Zona Afuera and Zona Ventana was carried out in addition to following up on the previously-reported silt anomaly of 1095 ppb gold which was returned from an east-flowing creek in the northeastern portion of the property. A check analysis on the assay reject from this sample confirmed the anomaly. The area upstream from this sample site contains intense Aster silica anomalies.

The analyses for the samples reported herein were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work reported on in this release was carried out under the supervision of John A. Brophy, P.Geo., a Qualified Person as defined by National Instrument 43-101. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, also a Qualified Person as defined in National Instrument 43-101.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
____________________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
INFO@AMERARESOURCES.COM, or visit the Company's web site at HTTP://WWW.AMERARESOURCES.COM. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2005 NUMBER 20


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